INTREXON CORPORATION

20374 Seneca Meadows Parkway

Germantown, Maryland 20876

Telephone: (301) 556-9900

August 23, 2019

VIA EDGAR

Office of Beverages, Apparel and Mining

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                Intrexon Corporation

Form 10-K for the Fiscal Year Ended December 31, 2018
Filed March 1, 2019
Form 10-Q for the Quarter Ended June 30, 2019
Filed August 9, 2019
File No. 001-36042

Ladies and Gentlemen:

On behalf of Intrexon Corporation (the “Company”), this letter is in response to your letter to the Company dated August 15, 2019 (the “Comment Letter”) relating to the Company’s Quarterly Report on Form 10-Q (the “Form 10-Q”) filed with the Securities and Exchange Commission on August 9, 2019.

For ease of reference, the Staff’s comment is set forth in italic type immediately before the corresponding response and the numbering below corresponds to the numbering in the Comment Letter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

1.

We note that as a result of the re-alignment of your business in April 2019, you now report multiple segments and include a discussion of your segment results that is limited to changes in your Segment Adjusted EBITDA. Please expand your disclosure to include a comparative discussion of the revenues generated by each of your reportable segments, the results of the operations that have been aggregated in the All Other segment and the unallocated corporate costs that are excluded from your segment results or tell us why you believe these disclosures are not required to provide a comprehensive analysis of your results of operations. Refer to Item 303(b) of Regulation S-K and SEC Release No. 33-6835.

In preparing our Form 10-Q for the period ended June 30, 2019, management discussed Segment Adjusted EBITDA, which is our segment measure for our reportable segments because we believe that to be most meaningful to investors and necessary to an understanding of the business. Further, management believes that our discussion of the consolidated revenue discussed those changes most important to understand the changes in revenue period over period.

However, after consideration of the Staff’s comment, we confirm that we will expand our disclosure in future filings, beginning with our quarterly report for the period ended September 30, 2019, to also include a comparative discussion of the revenues generated by each of our reportable segments, the results of the operations that have been aggregated in the All Other

Securities and Exchange Commission	- 2 -	August 23, 2019

segment, and the unallocated corporate costs that are excluded from our segment results. An example of such disclosure for illustrative purposes using a mark-up of our Form 10-Q for the period ended June 30, 2019 is attached as Exhibit A.

*    *     *

If the Staff should have any questions, or would like further information concerning the response above, please do not hesitate to call me at (301) 556-9900.

Sincerely,

/s/ Rick L. Sterling

Rick L. Sterling
Chief Financial Officer

cc:                  Donald P. Lehr, Intrexon Corporation

William I. Intner, Hogan Lovells US LLP

Exhibit A

Illustrative Disclosure

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

. . .

Segments

In April 2019, the Company initiated efforts to better deploy resources, realize inherent synergies, and position us for growth with a core focus on healthcare and initiated plans to achieve this through various corporate activities, including partnering, potential asset sales, and operating cost reductions. Our chief operating decision maker now regularly reviews disaggregated financial information for various operating segments. Our reportable segments now include (i) Precigen, (ii) our Methane Bioconversion Platform division, (iii) our Fine Chemicals division, (iv) Okanagan, and (v) Trans Ova. All of our consolidated subsidiaries and operating divisions that did not meet the quantitative thresholds to report separately are combined and reported in single category, All Other. Corporate expenses, which are not allocated to the segments and are managed at a consolidated level, include costs associated with general and administrative functions, including our finance, accounting, legal, human resources, information technology, corporate communication, and investor relations functions. Corporate expenses exclude interest expense, depreciation and amortization, stock-based compensation expense, and equity in net loss of affiliates and include unrealized gains and losses on our securities portfolio as well as dividend income. Our segment presentation has been recast to retrospectively reflect the change from one reportable segment to multiple reportable segments. For a description of Precigen, Okanagan, and Trans Ova, see above under the caption “Our operating subsidiaries.” Our Methane Bioconversion Platform division is an operating division within Intrexon which is focused primarily on the development of microbial cell lines for the bioconversion of methane into liquid fuels and chemicals. Our Fine Chemicals division is an operating division within Intrexon which is focused primarily on microbial production of therapeutic compounds.

. . .

Results of operations

Comparison of the three months ended June 30, 2019 and the three months ended June 30, 2018

. . .

Segment performance

The following table summarizes Segment Adjusted EBITDA, ~~or~~which is our primary measure of segment performance, for the three months ended June 30, 2019 and 2018, for each of our reportable segments and for All Other segments combined, as well as unallocated corporate costs.

	Three Months Ended June 30,		Dollar Change	Percent Change
	2019	2018
	(In thousands)
Segment Adjusted EBITDA:
Precigen	$(7,467)	$(7,858)	$391	~~(~~5.0)%
Methane Bioconversion Platform	(9,188)	(7,629)	(1,559)	~~(~~20.4)%
Fine Chemicals	855	901	(46)	(5.1)%
Okanagan	(12,012)	(6,280)	(5,732)	~~(~~91.3)%
Trans Ova	4,932	2,096	2,836	135.3%
All Other	(10,060)	(10,178)	118	1.2%
Unallocated corporate costs	13,032	33,122	(20,090)	(60.7)%

For a reconciliation of Segment Adjusted EBITDA~~, which is a non-GAAP financial measure,~~ to net loss before income taxes, see “Notes to the Consolidated Financial Statements (Unaudited) - Note 19” appearing elsewhere in this Quarterly Report.

The following table summarizes revenues from external customers for the three months ended June 30, 2019 and 2018, for each of our reportable segments and for All Other segments combined.

	Three Months Ended June 30,		Dollar Change	Percent Change
	2019	2018
	(In thousands)
Precigen	$549	$7,332	$(6,783)	(92.5)%
Methane Bioconversion Platform	1,215	1,371	(156)	(11.4)%
Fine Chemicals	1,180	1,426	(246)	(17.3)%
Okanagan	19	20	(1)	(5.0)%
Trans Ova	24,392	25,780	(1,388)	(5.4)%
All Other	8,592	9,356	(764)	(8.2)%

Precigen

While Precigen’s Segment ~~performance~~Adjusted EBITDA is comparable period over period, the 2019 amounts are primarily attributable to utilizing its resources on its proprietary cell and gene therapy programs, including initiating clinical trial programs. The 2018 amounts include the effects of Precigen’s prior collaboration with ZIOPHARM.

The decline in Precigen’s revenues reflects the effects of the termination in the fourth quarter of 2018 of our collaboration with ZIOPHARM.

Methane Bioconversion Platform

In 2019, we have continued to deploy increased resources on not only our platform, but also applications thereof, with our most significant efforts directed towards unpartnered programs where we do not receive reimbursement for work performed. We continued to execute on our partnered programs at the same level as the previous year and accordingly, revenues for this segment are comparable period over period as expected.

Fine Chemicals

Fine Chemicals’ Segment ~~performance is~~Adjusted EBITDA and revenues are comparable period over period as expected as there were no substantive changes in its business operations year over year.

Okanagan

In 2019, we invested significantly in the expansion of Okanagan’s orchards in an effort to scale the operation for increased production in future years~~. Okanagan also~~, causing a decrease in Segment Adjusted EBITDA as compared to the prior year period. Segment Adjusted EBITDA was also impacted as Okanagan scaled up its sales and marketing efforts in anticipation of future growth. Revenues for the 2019 period remained relatively unchanged.

Trans Ova

The increase in Trans ~~Ova incurred~~Ova’s Segment Adjusted EBITDA was primarily attributable to lower SG&A expenses in the current period due to reduced legal fees~~.~~ associated with our litigation with XY and decreased capital expenditures ~~also decreased~~ due to the completion of a facility expansion in 2018. These reductions were partially offset by a decrease in product ~~sales~~revenues, which was attributable to lower customer demand.

All Other

The Segment Adjusted EBITDA and revenues of All Other were comparable period over period as there were no substantive changes in the businesses included year over year.

Unallocated Corporate Costs

Unallocated corporate costs decreased primarily due to an improvement in the unrealized gains and losses in our securities portfolio of $24.8 million, partially offset by a reduction in dividend income of $5.0 million, which was primarily the result of the return of our investment in ZIOPHARM preferred stock in the fourth quarter of 2018.

. . .

Comparison of the six months ended June 30, 2019 and the six months ended June 30, 2018

. . .

Segment performance

The following table summarizes Segment Adjusted EBITDA, ~~or~~which is our primary measure of segment performance, for the six months ended June 30, 2019 and 2018, for each of our reportable segments and for All Other segments combined, as well as unallocated corporate costs.

	Six Months Ended June 30,		Dollar Change	Percent Change
	2019	2018
	(In thousands)
Segment Adjusted EBITDA:
Precigen	$(14,836)	$(12,832)	$(2,004)	(15.6)%
Methane Bioconversion Platform	(17,214)	(13,867)	(3,347)	(24.1)%
Fine Chemicals	1,742	1,893	(151)	(8.0)%
Okanagan	(21,123)	(11,451)	(9,672)	(84.5)%
Trans Ova	2,706	(57)	2,763	~~<(~~>200~~)~~ %
All Other	(17,494)	(22,034)	4,540	20.6%

Unallocated corporate costs	32,978	52,673	(19,695)	(37.4)%

For a reconciliation of Segment Adjusted EBITDA~~, which is a non-GAAP financial measure,~~ to net loss before income taxes, see “Notes to the Consolidated Financial Statements (Unaudited) - Note 19” appearing elsewhere in this Quarterly Report.

The following table summarizes revenues from external customers for the six months ended June 30, 2019 and 2018, for each of our reportable segments and for All Other segments combined.

	Six Months Ended June 30,		Dollar Change	Percent Change
	2019	2018
	(In thousands)
Precigen	$1,730	$15,463	$(13,733)	(88.8)%
Methane Bioconversion Platform	2,696	2,947	(251)	(8.5)%
Fine Chemicals	1,990	3,108	(1,118)	(36.0)%
Okanagan	39	27	12	44.4%
Trans Ova	39,326	43,987	(4,661)	(10.6)%
All Other	13,393	19,464	(6,071)	(31.2)%

Precigen

Precigen’s 2019 ~~amounts are~~Segment Adjusted EBITDA is primarily attributable to utilizing its resources on its proprietary cell and gene therapy programs, including initial clinical trial programs. In 2018 ~~amounts include~~, Segment Adjusted EBITDA includes the effects of Precigen’s prior collaboration with ZIOPHARM. Additionally, capital expenditures increased in the current period as Precigen expanded its lab facilities in the first quarter of 2019.

The decline in Precigen’s revenue reflects the effects of the termination in the fourth quarter of 2018 of our collaboration with ZIOPHARM.

Methane Bioconversion Platform

In 2019, we have continued to deploy increased resources on not only our platform, but also applications thereof, with our most significant efforts directed towards unpartnered programs where we do not receive reimbursement for work performed. We continued to execute on our partnered programs at the same level as the previous year and accordingly, revenues for this segment are comparable period over period as expected.

Fine Chemicals

Fine Chemicals’ Segment ~~performance~~Adjusted EBITDA is comparable period over period as expected as there were no substantive changes in its business operations year over year.

Fine Chemicals’ revenues decreased due to fewer research and development services provided to collaborators as a result of program progression.

Okanagan

In 2019, we invested significantly in the expansion of Okanagan’s orchards in an effort to scale the operation for increased production in future years~~. Okanagan also~~, causing a decrease in Segment Adjusted EBITDA as compared to the prior year period. Segment Adjusted EBITDA was also impacted as Okanagan scaled up its sales and marketing efforts in anticipation of future growth.

Trans Ova

The increase in Trans ~~Ova incurred~~Ova’s Segment Adjusted EBITDA was primarily attributable to lower SG&A expenses in the current period due to reduced legal fees~~.~~ associated with our litigation with XY and decreased capital expenditures ~~also decreased~~ due to the completion of a facility expansion in 2018. These reductions were partially offset by a decrease in product ~~sales and~~revenues, which was attributable to lower customer demand, and a decrease in product gross margin.

All Other

The Segment Adjusted EBITDA of All Other improved as a result of the loss on disposal of leasehold improvements and equipment in the second quarter of 2018. These improvements were partially offset by increased costs associated with our internal development of programs for which our expenses were previously reimbursed by collaborators. Revenues for the All Other segment also declined for this same reason.

Unallocated Corporate Costs

Unallocated corporate costs decreased primarily due to an improvement in the unrealized gains and losses in our securities portfolio of $26.0 million, partially offset by a reduction in dividend income of $9.9 million, which was primarily the result of the return of our investment in ZIOPHARM preferred stock in the fourth quarter of 2018.